Mail Stop 4561

February 21, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund V, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

      **Re:    Boston Capital Tax Credit Fund V, L.P.**
               **Form 10-K for the year ended 3/31/2007**
               **Filed on 7/16/2007**
               **File No. 333-109898**

Dear Mr. Marc N. Teal:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,


                  Linda Van Doorn
                  Senior Assistant Chief Accountant